Exhibit 99.1

IKANG ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED MARCH 31, 2014

BEIJING, June 9, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced its unaudited financial results for the fourth quarter and the fiscal year ended March 31, 2014 (the “fiscal year 2013”, from April 1, 2013 to March 31, 2014).

Fiscal Year ended March 31, 2014 Financial Highlights

•                  Net revenues were US$202.3 million, an increase of 51.1% year-over-year

•                  Gross profit was US$95.9 million, up 52.7% year-over-year

•                  Operating income was US$33.4 million, up 70.3% year-over-year

•                  Net income attributable to the company was US$21.6 million, up 78.4% year-over-year

•                  Non-GAAP EBITDA was US$45.1 million, up 52.4% year-over-year

•                  Non-GAAP net income was US$22.5 million, up 56.7% year-over-year

Fourth Quarter ended March 31, 2014 Financial Highlights

•                  Net revenues were US$29.5 million, growing 60.9% year-over-year

•                  Gross profit was US$5.9 million, up 61.0% year-over-year

•                  Operating loss was US$7.3 million, improving 17.9% year-over-year

•                  Net loss attributable to the company was US$5.7 million, improving 20.6% year-over-year

•                  Non-GAAP EBITDA was negative US$2.9 million, improving 35.4% year-over-year

•                  Non-GAAP net loss was US$4.7 million, improving 2.6% year-over-year

Please refer to the table below for reconciliation between EBITDA and Net income on a GAAP to non-GAAP basis.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “Fiscal year 2013 has been a historical year for iKang, topped by our successful listing on the NASDAQ on April 9, 2014. Our public offering is a true testament to our capabilities as the prime mover in China’s fast moving private preventive healthcare services market and reinforces our drive to offer a comprehensive range of quality services to a high-end customer base. Our earnings have underlined the successful execution of this business model, with a strong annual operating performance, growing by 70.3%, a substantial quarterly net revenues increase of 60.9%, and powerful growth across all of our major service categories.

“The solid top and bottom line performance for the fourth quarter and fiscal year ended March 31, 2014 show that we are on the cusp of taking the Company in an exciting direction. For the year to come, we aim to focus on network expansion through new centers and acquisition in existing tier one cities and new high-growth tier two cities, invest in advanced medical examination equipment in our self-owned medical centers to provide high-end medical examination for our customers, and continue to promote our iKang Evergreen brand, winning new contracts and expanding our customer base.”

Mr. Zhang concluded, “With the recent milestones under our belt, our unswerving commitment to achieving solid growth and our focus to become the best healthcare service provider in China positions us well for future prospects. We believe we will be able to expand our market leadership, continue to grow the business in a healthy direction and build long term shareholder value for years to come.”

Shares Outstanding

As of March 31, 2014, the Company had a total of 6,169,674 common shares and 20,781,515 preferred shares issued and outstanding. On April 14, 2014, in connection with the Company’s initial public offering (the “IPO”), all preferred shares were redesignated and automatically converted to common shares on a one-for-one basis, and the Company issued 5,215,794 Class A common shares in the IPO and in a private placement concurrently with the IPO.  On May 9, 2014, the Company issued additional 514,556 Class A common shares in connection with the IPO upon the exercise of the underwriter’s over-allotment option.   As of June 9, 2014, the Company has a total of 32,741,539 common shares issued and outstanding, including 31,936,439 Class A common shares (among which 5,966,979 are in the form of ADSs) and 805,100 Class C common shares.   One common share is represented by two ADSs.

FISCAL YEAR ENDED MARCH 31, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues were US$202.3 million, which grew 51.1% year-over-year from US$133.9 million for the fiscal year ended March 31, 2013 (the “fiscal year 2012”). These results reflect a stable and solid growth across all three major service categories. The sales growth was mainly driven by a fast growing corporate and individual customer base and increasing demand for respective services, as well as the expansion of our medical center infrastructure.  Number of our self-owned medical centers increased from 36 as of March 31, 2013 to 45 as of March 31, 2014.  The Company served in total 2.7 million individuals in fiscal year 2013 under both corporate and individual programs, an increase of 37.9% over the fiscal year 2012.

The table below sets forth a breakdown of net revenues

(US$ million)	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2013	YoY % Change
Medical Examinations	173.9	116.5	49.3%
Disease Screening	15.0	9.2	62.5%
Other Services	13.4	8.2	63.6%
Total	202.3	133.9	51.1%

Medical Examinations: Net revenues from medical examinations were US$173.9 million, an increase of 49.3% year-over-year from US$116.4 million in the previous fiscal year. This was mainly driven by the increase of 41.6% in the number of visits for the medical examination as well as an increase of 5.5% in the blended average selling price, as compared to the fiscal year 2012.

Disease screening: Net revenues from disease screening were US$15.0 million, an increase of 62.5% year-over-year from US$9.2 million in the previous fiscal year.  Disease screening refers to the additional service requested by individuals under the basic corporate medical examination programs as a result of individual needs.  We have seen an increasing demand for this additional service as its percentage of total revenues increased from 6.9% in the fiscal year 2012 to 7.4% in the fiscal year 2013.

Other services: Net revenues from other services were US$13.4 million, an increase of 63.6% year-over-year from US$8.2 million in the previous fiscal year. The increase was primarily due to our acquisition of Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. in July 2013, which provided medical consultancy services to customers, apart from medical examination and disease screening services.

Cost of Revenues

Cost of revenues was US$106.4 million, representing a 49.7% increase from US$71.1 million in the previous fiscal year. With the scale effect and our efforts to control the cost, we have improved the cost structure from 53.1% of total net revenues in the fiscal year 2012 to 52.6% in the fiscal year 2013.

Gross Profit and Gross Margin

Gross profit was US$95.9 million, representing a 52.7% increase from US$62.8 million in the previous fiscal year. Gross margin was 47.4%, compared to 46.9% in the previous fiscal year.

Operating Expenses

Total operating expenses were US$62.5 million, representing a 44.7% increase from US$43.2 million in fiscal year 2012. The increase was in line with our business expansion.

Sales and marketing

Sales and marketing expenses were US$28.9 million, accounting for 14.3% of total net revenues, an increased from 13.8% of the previous fiscal year. The increase was mainly due to the increase in payroll and commission of sales team as a result of their high achievement of sales growth as well as the increase in our brand investment to enhance our company image.

General and administrative

General and administrative expenses were US$32.1 million, accounting for 15.8% of total net revenues, an improvement from 17.5% in the previous fiscal year. The improvement was mainly attributable to the operating leverage as a result fast revenues growth.

Research and development

Research and development expenses were US$1.6 million, accounting for 0.8% of total net revenues, which stayed the same level as 0.9% in the previous fiscal year.

Income from Operations and Operating Margin

Income from operations was US$33.4 million, an increase of 70.3% from US$19.6 in the previous fiscal year. Operating margin was 16.5%, an increase from 14.6% in the previous fiscal year.

Net Income and Net Margin

Net income attributable to the Company was US$21.6 million, an increase of 78.4% from the previous fiscal year. Net margin was 10.7% compared to 9.1% in the previous fiscal year.

Non-GAAP net income excluding share-based compensation expense was US$22.5 million, an increase of 56.7% from US$14.4 million in the previous fiscal year.  Non-GAAP net margin was 11.1% compared with 10.7% in the previous fiscal year.

Please refer to the table below for reconciliation between EBITDA and Net income on a GAAP to non-GAAP basis.

FOURTH QUARTER ENDED MARCH 31, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter were US$29.5 million, representing a 60.9% increase from US$18.4 million in the same period last year.

The table below sets forth a breakdown of net revenues:

(US$ million)	4th Quarter Ended March 31, 2014	4th Quarter Ended March 31, 2013	YoY % Change
Medical Examinations	22.8	15.0	52.1%
Disease Screening	2.3	1.5	57.9%
Other Services	4.4	1.9	132.9%
Total	29.5	18.4	60.9%

Medical Examinations: Net revenues for the quarter were US$22.8 million, representing a 52.1% increase from US$15.0 million in the same period last year.

Disease screening: Net revenues for the quarter were US$2.3 million, representing a 57.9% increase from US$1.5 million in the same period last year.

Other services: Net revenue for the quarter was US$4.4 million, representing a 132.9% increase from US$1.9 million in the same period last year. The increase was primarily due to our acquisition of Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd. in July 2013, which provided medical consultancy services to customers, apart from medical examination and disease screening services.

Cost of Revenues

Cost of revenues for the quarter was US$23.7 million, representing a 60.9% increase from US$14.7 million in the same period last year. The increase in cost of revenues was in line with business and revenue growth in the same period.

Gross Profit and Gross Margin

Gross profit for the quarter was US$5.9 million, representing a 61.0% increase from US$3.6 million in the same period last year. Gross margin for the quarter stayed at 19.9% same as last year.

Operating Expenses

Total operating expenses for the quarter were US$13.2 million, representing a 5.0% increase from US$12.6 million in the same period last year.   As we have been anticipating this quarter to be the slow season, we have proactively taken actions to control and reduce the cost.

Sales and marketing

Sales and marketing expenses for the quarter were US$5.8 million, accounting for 19.7% of total net revenues, decreased from 28.9% of the same period last year.  The decrease was mainly due to the decrease in our marketing expenses.

General and administrative

General and administrative expenses for the quarter were US$7.0 million, accounting for 23.8% of total net revenues as compared to 37.9% in same period last year.

Research and development

Research and development expenses for the quarter were US$0.3 million, accounting for 1.0% of total net revenues, stayed at the same level at 1.6% of the same period last year.

Loss from Operations

Loss from operations for the quarter was US$7.3 million, improved 17.9% from a loss of US$8.9 million from the same period in the previous fiscal year.

Net Loss

For the quarter, net loss attributable to the company was US$5.7 million, an improvement of 20.6% from a net loss of US$7.1 million for the same period in the last fiscal year.

Non-GAAP net loss excluding share-based compensation expenses for the quarter was US$4.7 million, an improvement of 2.6% from a non-GAAP net loss of US$4.9 million for the same period in fiscal year 2012.

Please refer to the table below for reconciliation between EBITDA and Net income on a GAAP to non-GAAP basis.

GUIDANCE FOR FISCAL YEAR ENDED MARCH 31, 2015

For the fiscal year ended March 31, 2015, the Company expects its net revenues to be between US$283 million and US$290 million, representing a year-on-year increase of 40.0% to 43.4%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00am US Eastern Time (5:00 am US Pacific Time/8:00pm Beijing/Hong Kong Time) on June 10, 2014, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0539
Hong Kong:	800-905-927
United States:	1-855-298-3404
International:	+65-6823-2299
Passcode:	2768896

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-184-2240
Hong Kong:	800-966-697
United States:	1-866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	2768896
Replay End Date:	June 24, 2014

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP Net Income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following table reconciles non-GAAP Net Income and non-GAAP EBITDA in the periods/years presented to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP:

	For the year ended		For the three months ended
In US$ Thousands	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014
Net income attributable to iKang Healthcare Group, Inc.	$12,111	$21,607	$(7,124)	$(5,656)
Add:
Share-based compensation	2,273	930	2,273	930
Non-GAAP Net Income	$14,384	$22,537	$(4,851)	$(4,726)

Income from operations	$19,589	$33,364	$(8,905)	$(7,307)
Add:
Depreciation and amortization	7,710	10,759	2,181	3,500
Share-based compensation	2,273	930	2,273	930
Non-GAAP EBITDA	$29,572	$45,053	$(4,451)	$(2,877)

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of March 31, 2014, iKang’s nationwide network consisted of 45 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Hong Kong and Changzhou. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Chris Ren

Director of Investor Relations

Tel: +86 10 5320 8599

Email: chris.ren@ikang.com

FleishmanHillard

Email: ikang.ir@fleishman.com

[FINANCIAL TABLES TO FOLLOW]

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Balance Sheets

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	March 31
	2013	2014

ASSETS
Current assets
Cash and cash equivalents	$63,154	$30,221
Restricted cash		16,007
Accounts receivable, net of allowance for doubtful accounts of $3,272 and $4,330 as of March 31, 2013 and 2014, respectively	30,189	37,619
Inventories	1,162	1,693
Deferred tax assets-current	2,874	3,991
Prepaid expenses and other current assets	6,616	20,012
Amount due from related party	483	1,287

Total current assets	$104,478	$110,830

Restricted cash-non-current	—	$2,153
Property and equipment, net	32,572	63,644
Acquired intangible assets, net	4,480	17,530
Goodwill	17,791	41,412
Cost method investment	131	6,349
Deferred tax assets-non-current	1,456	2,007
Rental deposit and other non-current assets	4,453	6,301

TOTAL ASSETS	$165,361	$250,226

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)

Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $8,370 and $14,599 of March 31, 2013 and 2014, respectively)	$9,822	$16,965
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $9,885 and $17,126 of March 31, 2013 and 2014, respectively)	17,191	24,275
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $2,085 and $5,299 of March 31, 2013 and 2014, respectively)	2,409	6,382
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $12,379 and$8,049 of March 31, 2013 and 2014, respectively)	12,379	8,049

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Balance Sheets - Continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	March 31
	2013	2014
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $19,183 and $22,234 of March 31, 2013 and 2014, respectively)	24,578	29,523
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $63 and $47 of March 31, 2013 and 2014, respectively)	63	47
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $5,482 and $17,717 of March 31, 2013 and 2014, respectively)	5,482	18,201
Convertible loan(including convertible loan of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of nil and nil of March 31, 2013 and 2014, respectively)	2,000	—

Total current liabilities	$73,924	$103,442

Deferred government subsidy-non-current (including deferred government subsidy-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $125 and $63 of March 31, 2013 and 2014, respectively)	$125	$63
Long term borrowings (including long term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of nil and $1,865 of March 31, 2013 and 2014, respectively)	—	1,865
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $483 and $2,929 of March 31, 2013 and 2014, respectively)	499	3,478

TOTAL LIABILITIES	$74,548	$108,848

Mezzanine equity	$213,978	$264,517

Equity
Total iKang Healthcare Group, Inc. shareholders’ deficit	$(124,195)	$(126,957)
Non-controlling interest	$1,030	$3,818

TOTAL DEFICIT	$(123,165)	$(123,139)

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$165,361	$250,226

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Statements of Operations

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	For the year ended March 31		Three month periods ended March,31
	2013	2014	2013	2014

Net revenues	$133,871	$202,304	$18,360	$29,542
Cost of revenues	71,079	106,405	14,713	23,670
Gross profit	$62,792	$95,899	$3,647	$5,872

Operating expenses:
Selling and marketing	$18,486	$28,879	$5,300	$5,833
General and administrative	23,447	32,053	6,952	7,038

Research and development	1,270	1,603	300	308
Total operating expenses	$43,203	$62,535	$12,552	$13,179

Income (loss) from operations	$19,589	$33,364	$(8,905)	$(7,307)
Gain (loss) from forward contracts	—	57	—	(173)
Interest expense	(1,106)	(1,331)	(357)	(293)
Interest income	100	93	31	39

Income (loss) before provision for income taxes and loss from equity method investment	$18,583	$32,183	$(9,231)	$(7,734)
Income tax expenses (benefit)	6,134	10,101	(1,941)	(1,920)
Loss from equity method investment	—	(156)	—	(156)

Net income (loss)	$12,449	$21,926	$(7,290)	$(5,970)
Less: Net income (loss) attributable to non-controlling interest	338	319	(166)	(314)

Net income (loss) attributable to iKang Healthcare Group, Inc.	$12,111	$21,607	$(7,124)	$(5,656)

IKANG HEALTHCARE GROUP,INC.

Condensed Consolidated Statements of Operations - Continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	For the year ended March 31		Three month periods ended March,31
	2013	2014	2013	2014

Deemed dividend to preferred shareholders	84,306	20,436	79,196	—
Undistributed earnings allocated to preferred shareholders	2,818	7,310	731	2,019

Net loss attributable to common and preferred shareholders of iKang Healthcare Group, Inc	$(75,013)	$(6,139)	$(87,051)	$(7,675)

Net loss per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(11.22)	$(0.97)	$(13.04)	$(1.24)
Diluted	$(11.22)	$(0.97)	$(13.04)	$(1.24)

Weighted average shares used in calculating net loss per common share
Basic	6,683,678	6,340,005	6,675,088	6,169,674
Diluted	6,683,678	6,340,005	6,675,088	6,169,674